Value Line Funds Variable Trust
7 Times Square, 21st Floor
New York, New York 10036-6524

December 5, 2014

Via Edgar Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Sonny Oh

Re:	Registration Statement on Form N-1A of the Value Line Funds Variable Trust (33-16245; 811-05276)

Dear Mr. Oh:

On behalf of the above named Registrant (the “Trust”), this letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Ms. Gretchen Passe Roin and Ms. Amanda C. Border of Wilmer Cutler Pickering Hale and Dorr LLP on November 26, 2014, and to Ms. Roin on December 3, 2014, relating to post-effective amendment no. 35 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, of the Trust with respect to its series, the Value Line VIP Equity Advantage Fund (the “Fund”) which was filed with the Commission on October 27, 2014 (the “Registration Statement”). The Trust initially filed the prospectus and statement of additional information for the Fund in post–effective amendment no. 34 to the registration statement on September 19, 2014. For the staff’s convenience, its comments are restated below, followed by the Fund’s responses. Unless otherwise indicated, all page numbers refer to the Registration Statement.

In response to the comments of the staff, attached hereto for electronic filing on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “1933 Act”), and Rules 485(b) and 485(d)(2) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 8b-11 thereunder; (3) General Instructions B and C to Form N-1A and (4) Rule 101(a) of Regulation S-T, is Post-effective Amendment No. 36 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

In accordance with Rule 461 under the 1933 Act, the Trust and EULAV Securities LLC, the principal underwriter of the Trust (the “Distributor”), hereby reserve the ability to orally request acceleration of the effective date of this Amendment. We have been advised that the Trust is aware of its obligations under the 1933 Act. The Trust and the Distributor would greatly appreciate any assistance that the Commission staff can provide to facilitate the effectiveness of this Amendment in a timely fashion.

Comment 1

If the Fund intends to use a summary prospectus, please provide the staff with the Rule 498(b)(1)(v) legend the Fund intends to use.

December 5, 2014
Mr. Sonny Oh

Response 1

The Fund will include the following legend, as required by Rule 498(b)(1)(v) of the Securities Act, on its summary prospectus when filing pursuant to Rule 497(k): “Before you invest, you may want to review the Fund’s Prospectus and Statement of Additional Information, which contain more information about the Fund and its risks. You can find the Fund’s Prospectus, Statement of Additional Information and other information on line at http://prospectuses.guardianlife.com/GuardianLife/ProspectusesandFinancialReports/. You can also get this information at no cost by calling 800-221-3253 or by sending an email request to info@vlfunds.com. You can also get this information from your investment provider. The current Prospectus and Statement of Additional Information dated January 1, 2015, are incorporated by reference into this Summary Prospectus.”

Comment 2

Please confirm that the Fund will submit an Interactive Data File as required pursuant to General Instruction 3(g) of Form N-1A.

Response 2

Confirmed.

Comment 3

On the facing page of the Registration Statement, please show the information requested under the captions “Approximate Date of Proposed Public Offering” and “Title of Securities Being Registered.”

Response 3

Accepted.

Comment 4

The Fund’s name contains the phrase “Equity Advantage.” Please explain what that term is intended to convey. If the meaning of the term is explained in the prospectus, please specify the location.

December 5, 2014
Mr. Sonny Oh

Response 4

In accordance with the fund name rule (Rule 35d-1 under the 1940 Act), the Fund has a policy to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity or equity-related securities (such as preferred stocks). As noted in the first paragraph under the caption “Principal investment strategies of the Fund” in both the summary prospectus and the statutory prospectus, the Fund invests primarily in a diversified basket of U.S. closed-end funds which EULAV Asset Management (the “Adviser”) believes offer opportunities for growth and dividend income. Continuing, the summary prospectus and statutory prospectus state that the Fund is similar in nature to a fund of funds. The term “advantage” is included within the Fund’s name in part to distinguish the Fund from other mutual funds that invest directly in equity securities of operating companies (e.g., the “XYZ Equity Fund”). In addition, the Adviser utilizes a multi-factor selection process that, among other things, provides the opportunity to capitalize on the potential pricing inefficiencies of closed-end funds by selecting a portfolio of closed-end funds that often trade at a discount to their net asset value but which discount may narrow. The equity securities of the closed-end funds in which the Fund will invest represent the opportunity to own indirectly the underlying equity securities held by the closed-end funds, which are managed by investment advisers that the Adviser consider to be capable, at a price below their stated market value.

Comment 5A

The cover page contains language that may be interpreted as “red herring” language. Please inform the staff whether the Fund intends to issue a preliminary prospectus to potential investors prior to the Fund’s Registration Statement becoming effective.

Response 5A

The Trust currently does not intend to issue a preliminary prospectus to potential investors prior to the Fund’s registration statement becoming effective. However, the Trust reserves the right to do so and, for this reason, it included the “red herring” legends in the Registration Statement in accordance with Rule 481.

Comment 5B

Please add the language “(formerly known as the Value Line Strategic Asset Management Trust)” to the cover page of the prospectus and statement of additional information.

Response 5B

The Trust respectfully declines to include this language as it may cause undue confusion for existing shareholders of the Value Line Strategic Asset Management Trust, an existing series of the Trust (“Existing Fund”) that will continue to be offered alongside the new Fund as an investment option for variable insurance and variable annuity contracts. The Trust was renamed in connection with the creation of the Fund, and the Existing Fund assumed the Trust’s original name. Accordingly, including the “formerly known as” designation for the Fund might confuse shareholders of the Existing Fund by causing them to think the name of the Existing Fund in which they are invested has changed (rather than the name of the Trust). Additional language has been added to page B-2 of the statement of additional information to describe the Trust’s name change.

December 5, 2014
Mr. Sonny Oh

Comment 6A

Please use the phrase set forth in Item 3 of Form N-1A “if you buy and hold shares of the Fund” instead of the phrase “in connection with an investment in the Fund” to complete the sentence beginning “This table describes the fees and expenses that you may pay . . .” on page 2 of the prospectus.

Response 6A

The Trust respectfully declines to replace the existing language as it believes such change may be misleading to investors who cannot directly buy and sell shares of the Fund. The Fund believes the existing language to be more accurate because shareholders may only select the Fund as an investment option in connection with a purchase of variable insurance and variable annuity contracts.

Comment 6B

Revise the expense table caption “Net Expenses” to read “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement.”

Response 6B

Accepted.

Comment 6C

Please add to the Annual Fund Operating Expenses Table the “Shareholder Fees” portion of the table pursuant to Item 3 of Form N-1A.

Response 6C

The Trust respectfully declines to add the Shareholder Fees portion of the table in reliance on Instruction 1(c) to Item 3 of Form N-1A as the Fund does not charge any of the shareholder fees or expenses referred to in the Shareholder Fees captions.

Comment 6D

Please disclose to what extent the Fund expects to engage in short selling. Please add, if appropriate, a line item in the fee table the expenses associated with selling short. If this is not appropriate, please explain to the staff.

Response 6D

The Fund does not intend to engage in short selling. Rather, as described on page 10 of the prospectus, certain funds in which the Fund invests may engage in short selling.

December 5, 2014
Mr. Sonny Oh

Comment 6E

Footnote (3) on page 2 of the prospectus references a fee waiver by Adviser and Distributor and an expense reimbursement by the Adviser. Please explain why there are two parties to the fee waiver and whether the reimbursement is effected pursuant to the same or a separate agreement from the fee waivers. Please also confirm that the priority of waivers and reimbursements is further explained elsewhere in the Registration Statement.

Response 6E

There are two parties to the Expense Limitation Agreement (which was filed as an exhibit to the Registration Statement and includes both the reimbursement and the waivers in a single agreement): the Fund’s Adviser and its affiliate, the Fund’s principal underwriter EULAV Securities LLC (the “Distributor”). The Expense Limitation Agreement limits the Fund’s total operating expenses through a combination of waivers and expense reimbursements. Fees are waived first by the Adviser and the Distributor in proportionate amounts up to the total fee payable to each under the Advisory Agreement and Rule 12b-1 Plan, respectively. Any additional reimbursement necessary to limit the Fund’s total operating expenses to an annualized rate of 1.75% is paid by the Adviser. Page B-25 of the statement of additional information has been revised to further describe the priority of payments consistent with the forgoing.

Comment 7

Please eliminate the language under the Portfolio Turnover section stating that higher portfolio turnover “may result in higher taxes when Fund shares are held in a taxable account.”

Response 7

Accepted.

Comment 8A

Please ensure that if fixed income and high yield securities are identified as principal risks, the investments giving rise to that risk are described as such in the “Principal Investment Strategies” section of the prospectus.

Response 8A

Fixed-income and high yield securities are not a principal investment strategy of the Fund and accordingly have not been added to the “Principal Investment Strategies Section.” Please see Response 9 for further detail.

Comment 8B

Consistent with the statement on pages 4 and 10 of the prospectus regarding investment in companies of all capitalizations, revise page 15 to reflect that the Fund may invest in companies of any capitalization.

December 5, 2014
Mr. Sonny Oh

Response 8B

Accepted. The applicable sentence on page 15 has been revised to read: “Although the Fund may invest in underlying funds holding stocks of any capitalization, mid- and small-capitalization stocks may be riskier than investing in larger, more established companies.”

Comment 9

Please ensure the statutory prospectus includes all of the principal risks included in the summary prospectus. Specifically, please identify where the following risks, which are identified in the summary prospectus, appear in the statutory prospectus and if not included, add such risks to the statutory prospectus: common stock risk, preferred stock risk, fixed income risk and high yield risk.

Response 9

The statutory prospectus has been revised to separate “Equity Security Risk” into both “Common Stock Risk” and “Preferred Stock Risk” to mirror the format of the summary prospectus. Additionally, fixed-income and high yield securities are not part of the Fund’s principal investment strategies and accordingly “Fixed-Income Risk” and “High-Yield Risk” have been removed from the summary prospectus and not been added to the statutory prospectus.

Comment 10.

Revise the language in the section “Purchase and sale of Fund shares” on page 8 of the prospectus to read “The Fund imposes no minimum investment requirements.” Please also confirm that the information provided in this section and the section captioned “How to buy and sell shares” on page 18 of the prospectus is accurate and complete.

Response 10.

Comment 11 Accepted. Additionally, the Trust confirms that the information provided under the captions “Purchase and sale of Fund shares” on page 8 of the prospectus and “How to buy and sell shares” on page 18 of the prospectus is accurate and complete. .

Please revise the caption on page 10 of the prospectus to read “Payments to broker-dealers and other financial intermediaries.”

Response 11.

Accepted.

December 5, 2014
Mr. Sonny Oh

Comment 12.

On the cover page to the statement of additional information please include the contact information where shareholders can receive a copy of the prospectus (as opposed to shareholder reports) without charge.

Response 12

Accepted.

Comment 13A

Please provide on page B-16 of the statement of additional information the number of meetings held by each board committee in the last year.

Response 13A

Accepted.

Comment 13B

Please revise the Trustees Compensation Table under the “Management Information” section of the statement of additional information to more closely conform to the presentation requirements of Form N-1A set forth in Item 17(c)(1).

Response 13B

Accepted.

Comment 14

Please confirm that all ongoing arrangements to make available information about the Fund’s portfolio securities to any person are described on page B-22 in accordance with Item 16(f)(2).

Response 14

Confirmed.

Comment 15

Please provide a representation that, to the extent applicable, all disclosure changes made to the registration statement of Value Line Funds Investment Trust with respect to the Worthington Value Line Equity Advantage Fund (the “Retail Fund”) filed May 9, 2014, and on the pre-effective amendment to such registration statement filed July 25, 2014, in response to comments thereon made by Ms. Lithotomos are reflected in the prospectus and statement of additional information for the Fund.

December 5, 2014
Mr. Sonny Oh

Response 15

The Trust’s registration statement with respect to the Fund is expected to become effective before the registration statement of Value Line Funds Investment Trust with respect to the Retail Fund. To the extent applicable, all disclosure changes made to the registration statement of the Retail Fund in response to comments thereon made by Ms. Lithotomos are reflected in the prospectus and statement of additional information for the Fund.

Comment 16

Please supplementally explain how the fees otherwise payable to the Distributor are waived under the Expense Limitation Agreement.

Response 16

Please see Response 6E.

Comment 17

Please confirm that the statement of additional information includes a representation that the Fund will not invest more than 15% of its assets in hedge funds.

Response 17

Confirmed. Page B-6 of the statement of additional information provides that the Fund may not invest more than 15% of its assets in illiquid securities which may include certain private funds.

Comment 18

Please provide “Tandy” language with the submission of a response letter.

Response 18

The Trust acknowledges the following:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

December 5, 2014
Mr. Sonny Oh

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Trust may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce or Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

Very truly yours,

	By:	/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel to the Trust

cc: Leonard A. Pierce, Esq.
Gretchen Passe Roin, Esq.